UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mendocino Brewing Company, Inc.

File No. 001-13636 - CF#30085

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Mendocino Brewing Company, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 14, 2013.

Based on representations by Mendocino Brewing Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through	October 9, 2018
Exhibit 10.2	through	October 9, 2018
Exhibit 10.3	through	October 9, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary